Exhibit 99.1

INTERIM REPORT

For the three months ended September 30, 2023

MYT Netherlands Parent B.V.

Einsteinring 9

85609 Aschheim/Munich

Germany

INDEX

FINANCIAL RESULTS AND KEY OPERATING METRICS	[3]
UNAUDITED INTERIM CONDENSED CONSOLIDATED Financial Statements	[6]
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	[26]
Quantitative and Qualitative Disclosures about Market Risk	[42]
Legal Proceedings	[42]

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

We present Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income, and their corresponding margins as a percentage of net sales, because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We use Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income, and their corresponding margins, as additional information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for additional analysis.

	Three Months Ended

	September 30, 2022	September 30, 2023	Change in % / BPs
(in millions) (unaudited)
Gross Merchandise Value (GMV) (1)	€ 197.9	€ 204.1	3.1%
Active customer (LTM in thousands) (1), (2)	800	865	8.2%
Total orders shipped (LTM in thousands) (1), (2)	1,839	2,027	10.2%
Net sales	€ 175.9	€ 187.8	6.8%
Gross profit	€ 87.8	€ 79.8	(9.1%)
Gross profit margin(3)	49.9%	42.5%	(740 BPs)
Operating Loss	€ (0.9)	€ (13.2)	1443.4%
Operating Loss margin(3)	(0.5%)	(7.0%)	(650 BPs)
Net Loss	€ (3.8)	€ (11.9)	211.7%
Net Loss margin(3)	(2.2%)	(6.3%)	(410 BPs)
Adjusted EBITDA(4)	€ 12.7	€ (0.8)	(106.6%)
Adjusted EBITDA margin(3)	7.2%	(0.4%)	(760 BPs)
Adjusted Operating Income (Loss)(4)	€ 10.1	€ (4.2)	(141.8%)
Adjusted Operating Income (Loss) margin(3)	5.8%	(2.3%)	(810 BPs)
Adjusted Net Income (Loss)(4)	€ 7.2	€ (2.9)	(140.9%)
Adjusted Net Income (Loss) margin(3)	4.1%	(1.6%)	(570 BPs)

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 30.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 30.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net loss to EBITDA to adjusted EBITDA, operating loss to adjusted operating income (loss) and net loss to adjusted net income (loss), and their corresponding margins as a percentage of net sales:

	Three Months Ended

	September 30, 2022	September 30, 2023	Change in %
(in millions) (unaudited)
Net loss	€ (3.8)	€ (11.9)	211.7%
Finance expenses, net	€ 0.4	€ 1.0	170.7%
Income tax expense (benefit)	€ 2.6	€ (2.3)	(189.4%)
Depreciation and amortization	€ 2.5	€ 3.4	33.3%
thereof depreciation of right-of use assets	€ 1.7	€ 2.4	37.5%
EBITDA	€ 1.7	€ (9.8)	(676.2%)
Other transaction-related, certain legal and other expenses (1)	€ 1.5	€ 2.4	67.5%
Share-based compensation (2)	€ 9.5	€ 6.5	(32.1%)
Adjusted EBITDA	€ 12.7	€ (0.8)	(106.6%)

Reconciliation to Adjusted EBITDA Margin
Net Sales	€ 175.9	€ 187.8	6.8%
Adjusted EBITDA margin	7.2%	(0.4%)	(760 BPs)

	Three Months Ended

	September 30, 2022	September 30, 2023	Change in %
(in millions) (unaudited)
Operating loss	€ (0.9)	€ (13.2)	1443.4%
Other transaction-related, certain legal and other expenses (1)	€ 1.5	€ 2.4	67.5%
Share-based compensation (2)	€ 9.5	€ 6.5	(32.1%)
Adjusted Operating Income (loss)	€ 10.1	€ (4.2)	(141.8%)

Reconciliation to Adjusted Operating Income Margin
Net Sales	€ 175.9	€ 187.8	6.8%
Adjusted Operating Income (Loss) margin	5.8%	(2.3%)	(810 BPs)

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended

	September 30, 2022	September 30, 2023	Change in %
(in millions) (unaudited)
Net loss	€ (3.8)	€ (11.9)	211.7%
Other transaction-related, certain legal and other expenses (1)	€ 1.5	€ 2.4	67.5%
Share-based compensation (2)	€ 9.5	€ 6.5	(32.1%)
Adjusted Net Income (loss)	€ 7.2	€ (2.9)	(140.9%)

Reconciliation to Adjusted Net Income Margin
Net Sales	€ 175.9	€ 187.8	6.8%
Adjusted Net Income (Loss) margin	4.1%	(1.6%)	(570 BPs)

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use including a reconciliation of amounts under our former methodology to our current methodology, see our annual report on Form 20-F filed on September 14, 2023.

MYT NETHERLANDS PARENT B.V. – UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANICAL STATEMENTS

INDEX	Page

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income	[7]

Unaudited Condensed Consolidated Statements of Financial Position	[8]

Unaudited Condensed Consolidated Statements of Changes in Equity	[9]

Unaudited Condensed Consolidated Statements of Cash Flows	[10]

Notes to the Interim Condensed Consolidated Financial Statements	[11]

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

		Three Months Ended

(in € thousands)	Note	September 30, 2022	September 30, 2023

Net sales	7	175,890	187,779
Cost of sales, exclusive of depreciation and amortization	8	(88,095)	(107,978)
Gross profit		87,795	79,800
Shipping and payment cost		(24,029)	(28,312)
Marketing expenses		(25,354)	(23,699)
Selling, general and administrative expenses		(37,643)	(38,428)
Depreciation and amortization		(2,547)	(3,396)
Other income, net		926	874
Operating loss		(853)	(13,161)
Finance income		4	1
Finance costs		(376)	(1,009)
Finance costs, net	9	(372)	(1,008)
Loss before income taxes		(1,225)	(14,169)
Income tax (expense) benefit	10	(2,581)	2,307
Net loss		(3,806)	(11,862)
Cash Flow Hedge		(3,059)	(1,744)
Income Taxes related to Cash Flow Hedge		854	487
Foreign currency translation		(25)	(13)
Other comprehensive loss		(2,230)	(1,270)
Comprehensive loss		(6,036)	(13,132)

Basic & diluted earnings per share		€(0.04)	€(0.14)
Weighted average ordinary shares outstanding (basic and diluted) – in millions(1)		86.5	86.8

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 13.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	Note	June 30, 2023	September 30, 2023
Assets
Non-current assets
Intangible assets and goodwill		155,283	155,169
Property and equipment		37,227	39,419
Right-of-use assets		54,797	52,392
Deferred tax assets		59	1,372
Other non-current assets	12	6,573	6,679
Total non-current assets		253,939	255,030
Current assets
Inventories		360,262	378,625
Trade and other receivables		7,521	6,908
Other assets	12	42,113	36,194
Cash and cash equivalents		30,136	7,497
Total current assets		440,031	429,224
Total assets		693,971	684,254

Shareholders’ equity and liabilities
Subscribed capital		1	1
Capital reserve	13	529,775	536,253
Accumulated Deficit		(83,855)	(95,716)
Accumulated other comprehensive income		1,509	239
Total shareholders’ equity		447,430	440,777

Non-current liabilities
Provisions		2,646	2,673
Lease liabilities		49,518	47,383
Deferred tax liabilities		726	-
Total non-current liabilities		52,889	50,057
Current liabilities
Borrowings	9	-	16,393
Tax liabilities		24,073	20,713
Lease liabilities		8,155	8,577
Contract liabilities		11,414	4,450
Trade and other payables		71,085	73,815
Other liabilities		78,924	69,471
Total current liabilities		193,652	193,421
Total liabilities		246,541	243,477
Total shareholders’ equity and liabilities		693,971	684,254

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2022	1	498,872	(68,734)	-	1,528	431,667
Net loss	-	-	(3,806)	-	-	(3,806)
Other comprehensive loss	-	-	-	(2,205)	(25)	(2,230)
Comprehensive loss	-	-	(3,806)	(2,205)	(25)	(6,036)
Share options exercised	-	1,077	-	-	-	1,077
Share-based compensation	-	9,544	-	-	-	9,544
Balance as of September 30, 2022	1	509,494	(72,540)	(2,205)	1,503	436,252

Balance as of July 1, 2023	1	529,775	(83,855)	-	1,509	447,430
Net loss	-	-	(11,862)	-	-	(11,862)
Other comprehensive loss	-	-	-	(1,257)	(13)	(1,270)
Comprehensive loss	-	-	(11,862)	(1,257)	(13)	(13,132)
Share-based compensation	-	6,478	-	-	-	6,478
Balance as of September 30, 2023	1	536,253	(95,716)	(1,257)	1,496	440,777

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

		Three months ended September 30,
(in € thousands)	Note	2022	2023

Net loss		(3,806)	(11,862)
Adjustments for
Depreciation and amortization		2,547	3,396
Finance costs, net		372	1,008
Share-based compensation		9,544	6,341
Income tax expense (benefit)		2,581	(2,307)
Change in operating assets and liabilities
Increase in inventories		(32,053)	(18,364)
Decrease in trade and other receivables		2,130	618
Decrease in other assets		29,619	6,003
Decrease in other liabilities		(10,936)	(11,309)
Decrease in contract liabilities		(4,405)	(6,964)
(Decrease) increase in trade and other payables		(10,253)	2,729
Income taxes paid		(5,207)	(2,607)
Net cash used in operating activities		(19,866)	(33,317)
Expenditure for property and equipment and intangible assets		(5,092)	(3,107)
Net cash (used in) investing activities		(5,092)	(3,107)
Interest paid		(372)	(1,008)
Proceeds from borrowings		-	16,393
Proceeds from exercise of option awards		1,077	-
Payment of lease liabilities		(1,371)	(1,645)
Net cash inflow (outflow) from financing activities		(667)	13,740
Net decrease in cash and cash equivalents		(25,625)	(22,684)
Cash and cash equivalents at the beginning of the period		113,507	30,136
Effects of exchange rate changes on cash and cash equivalents		10	46
Cash and cash equivalents at end of the period		87,891	7,497

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1.	Corporate information

MYT Netherlands Parent B.V. (the “Company”, together with its subsidiaries, “Mytheresa Group”) is a private company with limited liability incorporated by MYT Holding LLC under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

The Company is a holding company. Through its subsidiary Mytheresa Group GmbH (“MGG”), Mytheresa Group operates a digital platform for the global luxury fashion consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa Group provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.

As of September 30, 2023, 78.2% of the shares of the Company were held by MYT Holding LLC, USA. The ultimate controlling party of Mytheresa Group is MYT Ultimate Parent LLC, USA as of September 30, 2023.

The interim consolidated financial statements of Mytheresa Group were authorized for issue by the Management Board on November 28, 2023.

2.	Basis of preparation

These interim condensed consolidated financial statements as of and for the three months ended September 30, 2022 and 2023 were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended June 30, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

Mytheresa Group’s fiscal year ends June 30. All intercompany transactions are eliminated during the preparation of the interim condensed consolidated financial statements.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. The interim condensed consolidated financial statements are presented in Euro (“€”), which is Mytheresa Group’s functional currency. All amounts are rounded to the nearest thousands, except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

The interim condensed consolidated financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that Mytheresa Group has adequate resources to continue operations for the foreseeable future, as discussed in the section titled, “Liquidity and Capital Resources”.

Fluctuations in the results of operations for the three months ended September 30, 2022 and 2023 may be related to seasonality in Mytheresa Group’s business, such as shifts in overall sale seasons. Seasonality in Mytheresa Group’s business thus does not follow that of traditional retailers, such as the typical concentration of net sales in the holiday quarter since the business is worldwide.

3.	Impacts to the consolidated financial statements due to economic recession, inflation and war in Ukraine as well as in the Middle East.

Although the persistent COVID-19 pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other material adverse effects from the pandemic. The COVID-19 situation is now easing in the US and Europe and China also successfully exited the Zero-COVID strategy.

As of the reporting date, the Group has maintained operational stability, experiencing no major disruptions in its supply chain, logistics, or partnerships. The global economic uncertainties, exacerbated by the war in Ukraine and Middle East and other geopolitical factors, may impact the Group's business activities and future sales.

The inflationary pressures are affecting customer prices, and Mytheresa Group considers expected increases in recommended retail prices from suppliers in its pricing strategy. Despite the luxury product market showing resilience to inflation-induced demand shifts, the Group is not immune to increased cost inflation in various aspects of its business model. Furthermore, macro-economic factors such as rising interest rates may contribute to a potential recession in certain markets, leading to a temporary negative impact on overall customer demand and sentiment.

These economic uncertainties, coupled with the effects of geopolitical events, may pose challenges to Mytheresa Group's brand partners, customers, and other business activities. The negative effect of these economic uncertainties were visible in this quarter and are expected to continue or might even increase. Nevertheless, the current stance is that the management does not anticipate any long-term adverse effects from the ongoing uncertainties in the global economy, although vigilance and adaptability remain crucial in navigating these complex conditions.

4.	Significant accounting policies

The accounting policies applied by Mytheresa Group in these interim condensed consolidated financial statements are the same as those applied by Mytheresa Group in its consolidated financial statements for fiscal year 2023.

5.	Critical accounting judgments and key estimates and assumptions

The preparation of Mytheresa Group’s interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying Mytheresa Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for fiscal year 2023.

6.	Segment information

In line with the management approach, the operating segments were identified on the basis of Mytheresa Group’s internal reporting and how our chief operating decision maker (CODM), assesses the performance of the business. Mytheresa Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM. On this basis, Mytheresa Group identifies its online operations and retail store as separate operating segments. Segment EBITDA is used to measure performance, because management believes that this information is the most relevant in evaluating the respective segments relative to other entities that operate in the retail business.

Segment EBITDA is defined as operating income excluding depreciation and amortization.

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.

	Three months ended September 30, 2022 (restated)*
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	171,746	4,144	175,890	-	175,890
Segment EBITDA	15,455	1,477	16,932	(15,237)	1,695
Depreciation and amortization					(2,547)
Finance costs, net					(372)
Income tax expense					(2,581)
Net loss					(3,806)

(1)	Reconciliation relates to corporate administrative expenses of €4,235 thousand, which have not been allocated to the online operations or the retail stores, as well as €1,458 thousand related to Other transaction-related, certain legal and other expenses and share-based compensation of €9,544 thousand during the three months ended September 30, 2022.

	Three months ended September 30, 2023
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	183,906	3,873	187,779	-	187,779
Segment EBITDA	1,292	1,367	2,659	(12,424)	(9,764)
Depreciation and amortization					(3,396)
Finance costs, net					(1,008)
Income tax benefit					2,307
Net loss					(11,862)

(1)	During the three months ended September 30, 2023, there were €3,503 thousand in corporate administrative expenses that were not assigned to either the online operations or retail stores. Additionally, there were €2,442 thousand related to Other transaction-related, certain legal and other expenses and Share-based compensation expense totaling €6,478 thousand.

* Prior to Q2 of fiscal year 2023, share-based compensation expense connected to the IPO was not allocated to any segment, while other share-based compensation expense was allocated to the Online segment. In Q2 of fiscal year 2023, to make the presentation consistent with common practice in the industry and comparable to Mytheresa Group peers, management now excludes all share-based compensation expense from the segments. Management has restated prior year amounts. The effect on the Online segment EBITDA was an increase of €1,458 thousand for the three months ended September 2022. All share-based payment expenses are now included within the Reconciliation column.

7.	Net Sales and geographic information

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the two retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery to the end customer. Mytheresa Group generates revenue from the sale of merchandise shipped to customers as well as from commissions for the rendering of services in connection with the Curated Platform Model (CPM).

The following table provides Mytheresa Group's net sales by geographic location:

	For the three months ended September 30,
(in € thousands)	2022		2023
Germany	29,022	16.5%	29,049	15.5%
United States	28,090	16.0%	36,204	19.3%
Europe (excluding Germany) (*)	68,474	38.9%	75,581	40.2%
Rest of the world	50,305	28.6%	46,945	25.0%
	175,890	100.0%	187,779	100.0%

(1) No individual country other than Germany and the United States accounted for more than 10% of net sales.

(*) Including United Kingdom.

All amounts classified within net sales are derived from the sale of luxury goods and rendering of services. Net sales related to rendering of services is below 10% of total net sales. No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.

Net sales recognized from contract liabilities were €2,627 thousand for the three months ended September 30, 2022 and €3,858 thousand for the three months ended September 30, 2023.

Application of hedge accounting for the three months ended September 30, 2023 resulted in a €24 thousand decrease to net sales and for the three months ended September 30, 2022 a decrease of €394 thousand.

8.	Cost of sales, exclusive of depreciation and amortization

During the three months ended September 30, 2022 and 2023, inventory write-downs classified as Cost of sales, exclusive of depreciation and amortization were incurred in the amount €222 thousand and €3,826 thousand, respectively. The increase in fiscal year 2023 mirrors the increase in inventory. Inventory is written down when its net realizable value is below its carrying amount. Mytheresa Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale.

9.	Finance income (costs), net

The following table provides Mytheresa Group's Finance income (costs), net:

	Three Months Ended September 30,
(in € thousands)	2022	2023
Interest expenses on revolving credit facility	(93)	(256)
Interest expenses on leases	(283)	(754)
Total Finance costs	(376)	(1,009)

Other interest income	4	1
Total Finance income	4	1
Finance costs, net	(372)	(1,008)

Mytheresa Group used €16.4 million cash under the €60.0 million Revolving Credit Facilities as of September 30, 2023.

10.	Income taxes

In accordance with IAS 34 (Interim Financial Reporting) income tax (expense) benefit for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year, adjusted for the tax effect of certain items recognized in the full interim period. As such, the effective tax rate in the interim financial statements may differ from management’s best estimate of the effective rate.

	Three Months Ended September 30,
(in %)	2022	2023
Effective tax rate	(210.6%)	16.3%

The change in effective tax rate for the three months ended September 30, 2022 and 2023 results from share-based payments programs for which the expenses are non-deductible for tax purposes. In accordance with German tax law, it is anticipated that there will be a positive annual income before income taxes. The resulting positive tax rate will be applied to the loss before income taxes for the three months ended September 30, 2023, leading to a calculated tax income.

11.	Property and equipment

Property and equipment increased from €37,227 thousand as of June 30, 2023 by €2,192 thousand to €39,419 thousand as of September 30, 2023 mainly due to an increase in leasehold improvements for the new warehouse in Leipzig, Germany. Operation in the warehouse in Leipzig started in September 2023. €29 million assets have been placed in service. Mytheresa Group expects to incur additional capital expenditure to purchase equipment of around €9 million. These commitments are expected to be settled in fiscal year 2024.

12.	Other assets

Details of other assets consist of the following:

(in € thousands)	June 30, 2023	September 30, 2023
Right of return assets	11,301	7,799
Current VAT receivables	1,446	-
Prepaid expenses	3,788	3,034
Receivables against payment service providers	662	781
Advanced payments	2,347	1,638
Deposits	15	14
Receivables from brand partners	87	75
DDP duty drawbacks (1))	16,520	16,350
Other current assets (2)	5,946	6,504
	42,113	36,194

(1)	The position is related to DDP duty drawbacks for international customs.

(2)	Other current assets consist mostly of creditors with debit balances.

Details of other non-current assets consist of the following:

(in € thousands)	June 30, 2023	September 30, 2023
Other non-current receivables	30	38
Non-current deposits	552	556
Non-current prepaid expenses (1)	5,990	6,085
	6,573	6,679

(1)	This amount relates mostly to prepayments made to Climate Partner, an organization that invests in certain Gold Standard Projects, to offset our carbon emissions and reduce our overall carbon footprint.

13.	Share-based compensation

a)	Description of share-based compensation arrangements

In connection with the Initial Public Offering (“IPO”) of MYT Netherlands Parent B.V. in January 2021, we adopted the 2020 Plan (MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan), under which we granted equity-based awards to selected key management members and supervisory board members on January 20, 2021. Selected key management members were granted an IPO related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. Additionally, the Compensation Committee of the Supervisory Board decides annually about a Long-Term Incentive Plan (LTI). As of July 1, 2021, 2022 and 2023 the LTI was granted to certain key management members consisting of restricted share units (“RSUs”) with time and performance obligations and for the LTI granted on July 1, 2023 certain stock options were granted to selected key management members. Mytheresa Group established an Employee Share Purchase Plan, with the intent to encourage long-term relationship with the company and its employees. Pursuant to paragraphs 21(g) and 24 of IAS 33, as certain shares are fully vested and contingently issuable for no consideration, they are treated as outstanding and included in the calculation of both basic and diluted earnings per share.

i)	IPO Related One-Time Award Package

Alignment Grant

Under this share-based payment program, options were granted to selected key management members. The options vest and become exercisable with respect to 25 % on each on the first four anniversaries of the grant date (January 20, 2021). After vesting, each option grants the right to purchase one American Depositary Share (each, an“ADS”) at a predefined exercise price per share. The vested options can be exercised up to 10 years after the grant date. The granted options are divided into three different tranches which have varying exercise prices. Overall, 6,478,761 options were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD. Please also refer to the sectiontitled, “b) Measurement of fair values”.

Restoration Grant

Under this share-based payment program, phantom shares were granted to selected key management members. Each phantom share represents the right of the grantee to receive one ADS in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,875,677 phantom shares were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD. Please also refer to b) Measurement of fair values.

The following table summarizes the main features of the one-time award package:

Type of arrangement	Alignment Award	Restoration Award

Type of Award	Share Options	Phantom Shares
Date of first grant	January 20, 2021	January 20, 2021
Number granted	6,478,761	1,875,677
Vesting conditions	25% graded vesting of the granted share options in each of the next four years of service from grant date	The restoration awards are fully vested on the Grant Date.

ii)	Other One-Time Award Package

Sign-On RSU Award

Under this share-based payment program, a certain number of RSUs were granted to a management member. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the closing price per ADS on the New York Stock Exchange on the start date. Subject to Employee’s continued employment with the Company, the RSUs will become fully vested on the twelve-month anniversary of date the employee commenced employment. As the Sign-on RSU Awards are not subject to an exercise price, the grant date fair value amounts to USD 31.90, the closing share price of the grant date.

The following table summarizes the main features of the sign-on award:

Type of arrangement	Sign-On RSU Award

Type of Award	Restricted Shares Units
Date of first grant	June 1, 2021
Number granted	6,269
Vesting conditions	The restricted shares units vested in full on May 31, 2022.

iii)	Annual Plan

Supervisory Board Members Plan

Under this share-based payment program a certain number of restricted share awards was granted to supervisory board members. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on December 31, 2021. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

As of July 1, 2021, two Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on June 30, 2022. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 30.68, the closing share price of the grant date.

As of February 9, 2022, four Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on February 9, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 16.02, the closing share price on the grant date.

As of July 1, 2022, one Supervisory Board Member has been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on June 30, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 9.68, the closing share price on the grant date.

As of May 8, 2023, 67,264 RSUs were granted to four Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on May 8, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 4.46, the closing share price of the grant date.

The following table summarizes the main features of the annual plan:

Type of arrangement	Supervisory Board Members plan

Type of Award	Restricted Shares / Restricted Share Units
Date of first grant	January 20, 2021	July 1, 2021	February 9, 2022	July 1, 2022	May 8, 2023
Number granted	15,384	7,393	22,880	11,467	67,264
Vesting conditions	The restricted shares vested in full on December 31, 2021.	The restricted shares vested in full on June 30, 2022.	The restricted shares vested in full on February 8, 2023.	The restricted shares vested in full on June 30, 2023	The restricted shares Units are scheduled to vest in full on May 8, 2024

Long-Term Incentive Plan

As of July 1, 2021, 171,164 restricted share units (“RSUs”) were granted to selected key management members. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 62,217 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 108,947 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2022, June 30, 2023 and June 30, 2024, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2024 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 30.68 for 170,221 RSUs and USD 22.38 for 943 RSUs, the closing share price of the grant date.

As of July 1, 2022, 674,106 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 255,754 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 418,352 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2023, June 30, 2024 and June 30, 2025, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2025 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 9.68 for 674,106 RSUs.

As of July 1, 2023, 3,113,125 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. As the LTI awarded on July 1, 2023 was subject to approval by the shareholders, the grant date was the date of the Annual General Meeting (AGM) when approval was obtained on November 8, 2023. Out of the granted RSUs, 1,696,022 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 1,417,103 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2024, June 30, 2025 and June 30, 2026, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2026 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. The targets set for these stock options are in line with our budget and expected to be 100% achievable. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.41 for 3,113,125 RSUs, which was approved in the AGM on November 8, 2023.

Additionally, 2,923,280 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 4.00. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair value. As the stock options awarded on July 1, 2023 were subject to approval by the shareholders, the grant date is the date of the AGM when approval was obtained on November 8, 2023.

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The following table summarizes the main features of the annual plan:

Type of arrangement	Key Management Members Long-Term Incentive Plan

Type of Award	Time-vesting RSUs	Non-market performance RSUs	Time-vesting RSUs	Non-market performance RSUs	Time-vesting RSUs	Non-market performance RSUs	Stock Options
Service commencement date	July 1, 2021	July 1, 2021	July 1, 2022	July 1, 2022	July 1, 2023	July 1, 2023	July 1, 2023
Grant date	July 1, 2021	July 1, 2021	July 1, 2022	July 1, 2022	November 8, 2023	November 8, 2023	November 8, 2023
Number granted	62,217	108,947	255,754	418,352	1,696,022	1,417,103	2,923,280
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and adjusted EBITDA margin.	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date

Employee Share Purchase Program (ESPP)

On May 29, 2023, the Company commenced its first open enrollment period for its Employee Share Purchase Program (“ESPP”), which was approved by the shareholders on October 27, 2022, at the Company’s annual general meeting. The objective of the ESPP is to allow employees of the Company (or any of its subsidiaries) to participate in the growth of the Company and to promote long-term corporate engagement by offering eligible employees the opportunity to acquire American Depositary Shares representing shares in the capital of the Company, at a discount, subject to the terms of the ESPP. The discount is fixed to one-fourth of the investment by the participant. The discount is implemented by increasing the number of shares with one-third (e.g. a participant receives four ADSs for the price of three ADSs). The expense that was recorded in equity, displaying the contribution of Mytheresa to the employees, amounted to €28 thousand. 29,641 shares were issued in the program. The grant date fair value amounts to USD 4.00.

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b)	Measurement of fair values

Alignment Grant

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values	Tranche I	Tranche II	Tranche III

Weighted average fair value	$ 25.42	$ 22.93	$ 20.68
Exercise price	$ 5.79	$ 8.68	$ 11.58
Weighted average share price	$ 31.00	$ 31.00	$ 31.00
Expected volatility	60%	60%	60%
Expected life	2.32 years	2.32 years	2.32 years
Risk free rate	0.0%	0.0%	0.0%
Expected dividends	-	-	-

Expected volatility has been based on an evaluation of the historical volatility of publicly traded peer companies, particularly over the historical period commensurate with the expected term.

Stock Options from Long-Term Incentive Plan

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values

Weighted average fair value	$ 0.76
Exercise price	$ 4.00
Weighted average share price	$ 3.41
Expected volatility	47.54%
Expected life	1.65 years
Risk free rate	2.98%
Expected dividends	-

Expected volatility has been based on an evaluation of the historical volatility of publicly traded peer companies, particularly over the historical period commensurate with the expected term.

Restoration Grant

As the phantom shares granted under the Restoration Award are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

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c)	Share-based compensation expense recognized

Amounts recognized for share based payment programs were as follows:

	Three Months Ended September 30,
(in € thousands)	2022	2023

Classified within capital reserve (beginning of year)	128,628	156,971
Expense related to:	9,544	6,478
Share Options (Alignment Grant)	8,440	4,740
Share Options (LTI)		244
Restricted Shares	108	68
Restricted Share Units	996	1,426
Classified within capital reserve (end of year)	136,690	163,450

d)	Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described under the Alignment award were as follows.

	Alignment award
	Options	Wtd. Average Exercise Price (USD)
June 30, 2022	6,478,761	8.30
forfeited	-	N/A
exercised	186,073	5.79
September 30, 2022	6,292,688	8.37

June 30, 2023	6,197,415	8.55
forfeited	-	N/A
exercised	-	N/A
September 30, 2023	6,197,415	8.55

The range of exercise prices for the share options outstanding as of June 30, 2023 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 7.25 years.

The number and weighted-average exercise prices of share options under the share option programs described in Long-Term Incentive Plan for share options were as follows.

	Alignment award
	Options	Wtd. Average Exercise Price (USD)
June 30, 2023	-	-
Granted	2,923,280	0.76
September 30, 2023	2,923,280	0.76

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14.	Financial instruments and financial risk management

Additional disclosures on financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.

Financial instruments as of June 30, 2023 were as follows:

	Year ended June 30, 2023
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Trade and other receivables	7,521	-	Amortized cost	-	-
Cash and cash equivalents	30,136	-	Amortized cost	-	-
Other assets	42,113	19,474
thereof deposits	15	-	Amortized cost	-	-
thereof other financial assets	22,623	-	Amortized cost	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	49,518	49,518	N/A	-	-
Current financial liabilities
Lease liabilities	8,155	8,155	N/A	-	-
Trade and other payables	71,085	-	Amortized cost	-	-
Other liabilities	78,924	59,345
thereof other financial liabilities	19,580	-	Amortized cost	-

Financial instruments as of September 30, 2023 were as follows:

	September 30, 2023
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Trade and other receivables	6,908	-	Amortized cost	-	-
Cash and cash equivalents	7,497	-	Amortized cost	-	-
Other assets	36,194	12,768
thereof deposits	14	-	Amortized cost	-	-
thereof Derivatives (Hedge Accounting)	187	-	N/A	187	Level 2
thereof other financial assets	23,225	-	Amortized cost	-	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	47,383	47,383	N/A	-	-
Current financial liabilities
Borrowings	16,393		Amortized cost	-	-
Lease liabilities	8,577	8,577	N/A	-	-
Trade and other payables	73,815	-	Amortized cost	-	-
Other liabilities	69,471	53,775
thereof Derivatives (Hedge Accounting)	1,931	-	N/A	1,931	Level 2
thereof other financial liabilities	13,766	-	Amortized cost	-	-

Foreign exchange forwards are valued according to their present value of future cash flows based on forward exchange rates at the balance sheet date. The fair values of these instruments are also considered as level 2 fair values.

There were no transfers between the different levels of the fair value hierarchy as of June 30, 2023 and September 30, 2023. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

As Mytheresa Group does not meet the criteria for offsetting, no financial instruments are netted.

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As of September 30, 2023, Mytheresa Group has recorded negative €1,257 thousand net in cash flow hedge reserve. Would hedge accounting not have been applied, the amount would have been recorded in profit or loss immediately. The remaining portion of other comprehensive income is related to translation differences of balance sheet items denominated in foreign currencies in prior periods. For more details please refer to Mytheresa Group’s annual consolidated financial statements for fiscal 2023.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under ‘‘Risk Factors’’ in the annual report on Form 20-F filed on September 14, 2023 and in other parts of this report. Our fiscal year ends on June 30. Throughout this report, all references to quarters and years are to our fiscal quarters and fiscal years unless otherwise noted.

Special Note Regarding Forward-Looking Statements

This Quarterly Report contains forward-looking statements that involve risks, uncertainties, and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Quarterly Report that are not purely historical, including without limitation statements in the following discussion and analysis of financial condition and results of operations regarding our projected financial position and results, business strategy, plans, and objectives of our management for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties, and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” included in the annual report on Form 20-F filed on September 14, 2023. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

Mytheresa is a leading luxury e-commerce platform for the global luxury consumer shipping to over 130 countries. We offer one of the finest edits in luxury, curated from more than 200 of the world’s most coveted brands of womenswear, menswear, kidswear and lifestyle products. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany, followed by the launch of the digital platform Mytheresa in 2006. Today, we provide a unique digital experience that combines exclusive product and content offerings with a differentiated global customer service, leading technology and analytical platforms, as well as high quality service operations. Our more than 30 years of market insights and long-standing relationships with the world’s leading luxury brands, such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more, have established Mytheresa as a global authority in luxury goods.

Although the persistent COVID-19 pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other material adverse effects from the pandemic. The COVID-19 situation is now easing in the US and Europe and China also successfully exited the Zero-COVID strategy.

As of the reporting date, the Group has maintained operational stability, experiencing no major disruptions in its supply chain, logistics, or partnerships. The global economic uncertainties, exacerbated by the war in Ukraine and Middle East and other geopolitical factors, may impact the Group's business activities and future sales.

The inflationary pressures are affecting customer prices, and Mytheresa Group considers expected increases in recommended retail prices from suppliers in its pricing strategy. Despite the luxury product market showing resilience to inflation-induced demand shifts, the Group is not immune to increased cost inflation in various aspects of its business model. Furthermore, macro-economic factors, such as rising interest rates may contribute to a potential recession in certain markets, leading to a temporary negative impact on overall customer demand and sentiment.

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These economic uncertainties, coupled with the effects of geopolitical events, may pose challenges to Mytheresa Group's brand partners, customers, and other business activities. Nevertheless, the current stance is that the management does not anticipate any long-term adverse effects from the ongoing uncertainties in the global economy, although vigilance and adaptability remain crucial in navigating these complex conditions.

Key Operating and Financial Metrics

We use the following operating and financial metrics to assess the progress of our business, make decisions on where to allocate time and investments and assess the near-term and longer-term performance of our business:

	Three Months Ended

(in thousands)	September 30, 2022	September 30, 2023

Gross Merchandise Value (GMV) (1)	€ 197,858	€ 204,066
Active customer (LTM in thousands)(2)	800	865
Total orders shipped (LTM in thousands)(2)	1,839	2,027
Average order value (LTM)(2)	626	660
Net sales	€ 175,890	€ 187,779
Gross profit	€ 87,795	€ 79,800
Gross profit margin	49.9%	42.5%
Operating loss	€ (853)	€ (13,161)
Operating loss margin	(0.5%)	(7.0%)
Net loss	€ (3,806)	€ (11,862)
Net loss margin	(2.2%)	(6.3%)
Adjusted EBITDA(3)	€ 12,697	€ (844)
Adjusted EBITDA margin(3)	7.2%	(0.4%)
Adjusted Operating Income (Loss)(3)	€ 10,149	€ (4,240)
Adjusted Operating Income (Loss) margin(3)	5.8%	(2.3%)
Adjusted Net Income (Loss)(3)	€ 7,196	€ (2,941)
Adjusted Net Income (Loss) margin(3)	4.1%	(1.6%)

(1)	Gross Merchandise Value (“GMV”) is an operative measure and means the total Euro value of orders processed, either as principal or as agent. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us.

(2)	Active customers, total orders shipped and average order value are calculated based on the GMV of orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins as a percentage of net sales, are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, because they are used by our management and frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items, that are outside the control of management or not reflective of our ongoing core operations and performance. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income in the current and prior periods presented have been changed to reflect our updated methodology in adjusting for share-based compensation.

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The following tables set forth the reconciliations of net income to EBITDA and adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income and their corresponding margins as a percentage of net sales:

	Three Months Ended

(in € thousands)	September 30, 2022	September 30, 2023

Net loss	(3,806)	(11,862)
Finance income, net	372	1,008
Income tax expense (benefit)	2,581	(2,307)
Depreciation and amortization	2,547	3,396
thereof depreciation of right-of use assets	1,722	2,367
EBITDA	1,696	(9,764)
Other transaction-related, certain legal and other expenses(1)	1,458	2,442
Share-based compensation(2)	9,544	6,478
Adjusted EBITDA	12,698	(844)

Reconciliation to Adjusted EBITDA Margin
Net Sales	175,890	187,779
Adjusted EBITDA margin	7.2%	(0.4%)

	Three Months Ended

(in € thousands)	September 30, 2022	September 30, 2023

Operating loss	(853)	(13,161)
Other transaction-related, certain legal and other expenses(1)	1,458	2,442
Share-based compensation(2)	9,544	6,478
Adjusted Operating Income (Loss)	10,148	(4,240)

Reconciliation to Adjusted Operating Income (Loss) Margin
Net Sales	175,890	187,779
Adjusted Operating Income (Loss) margin	5.8%	(2.3%)

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	Three Months Ended

(in € thousands)	September 30, 2022	September 30, 2023

Net loss	(3,806)	(11,862)
Other transaction-related, certain legal and other expenses (1)	1,458	2,442
Share-based compensation (2)	9,544	6,478
Adjusted Net Income (Loss)	7,196	(2,941)

Reconciliation to Adjusted Net Income (Loss)Margin
Net Sales	175,890	187,779
Adjusted Net Income (Loss) margin	4.1%	(1.6%)

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance.

The following table sets forth the separate components of share-based compensation:

	Three Months Ended

(in € thousands)	September 30, 2022	September 30, 2023

IPO related share-based compensation	8,440	4,740
Long-Term Incentive Plan	996	1,670
Supervisory Board Members Plan	108	68
Share-based compensation	9,544	6,478

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Gross Merchandise Value (GMV)

GMV is an operative measure and means the total Euro value of orders processed, including the value of orders processed on behalf of others for which we earn a commission. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

Active Customers

We define an active customer as a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one purchase across our sites in the preceding twelve-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our website, consumer awareness of our value proposition and the desirability of our product assortment. We believe our number of active customers drives both net sales and our appeal to brand partners.

Total Orders Shipped

We define total orders shipped as an operating metric used by management, which is calculated as the total number of online customer orders shipped to our customers during the twelve months ended on the last day of the period presented. We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products. Total orders shipped and total orders recognized as net sales in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Average Order Value

We define average order value as an operating metric used by management, which is calculated as our total GMV from online orders shipped from our sites during the twelve months ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. We believe our consistent high average order value reflects our commitment to price integrity and the luxury nature of our products. Average order value may fluctuate due to a number of factors, including merchandise mix and new product categories.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA margin is a non-IFRS financial measure which is calculated in relation to net sales.

Adjusted Operating Income and Adjusted Operating Income margin

Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income margin is a non-IFRS financial measure which is calculated in relation to net sales.

Adjusted Net Income and Adjusted Net Income margin

Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Net Income margin is a non-IFRS financial measure which is calculated in relation to net sales.

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Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income and their corresponding margins as a percentage of net sales are key measures used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

Adjusted selling, general and administrative and Adjusted selling, general and administrative cost ratio

Adjusted selling, general and administrative is a non-IFRS financial measure that we calculate as selling, general and administrative adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted selling, general and administrative cost ratio is a non-IFRS measure which is calculated in relation to GMV.

Factors Affecting our Performance

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability, including those discussed below and in the section of our annual report on the Form 20-F titled ‘‘Risk Factors’’.

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high net worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness, which generally results in a reduction of customer spending, may have a negative effect on customer spend. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations, availability of credit, inflation, recession, interest rates and fuel, regional military conflicts and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness

We will continue to invest in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host events and develop in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

Luxury Brand Partners

Our business model relies on providing our customers access to a curated assortment of top luxury brands. We believe our longstanding relationships with top luxury fashion brands represent a competitive advantage. We employ a rigorous framework and deep buying expertise, informed by customer data, to meticulously buy and curate an exclusive assortment on our website. As we grow, we strive to maintain our exclusive relationships while forming new relationships with up and coming brands to the extent there is customer demand for such brands. However, if we are unsuccessful in maintaining these relationships or developing new relationships, our business and results of operations may be adversely affected.

Growth of Online Luxury

According to the 2022 Bain Study, the online penetration of luxury personal goods is expected to increase from 22% to 30% from 2021 to 2025. The growth in online will be driven by online platforms taking share from traditional retailers, driven by consumer preference for online shopping and the ease afforded by multibrand sites. In response to the shift online, the luxury market is innovating and evolving with new niche collections and customization options. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected. The global luxury market, inclusive of luxury apparel, accessories,

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beauty and hard goods, is expected to accelerate further reaching €530-570 billion by 2030, more than double its size in 2020, according to Bain & Company’s Luxury Goods Worldwide Market Monitor (Spring 2023) (the “2023 Bain Study”).

Growth in Men’s, Kidswear and Life

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a lack of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories. We launched the new category Life in May 2022, extending Mytheresa’s renowned multi-brand shopping approach into all aspects of luxury lifestyle. Life presents the most elevated selection of home décor and other lifestyle products, further deepening the relationship with our high value customers that have a passion for luxury design in their wardrobes as well as their homes. Being the only curated luxury online platform to combine womenswear, menswear, kidswear and now lifestyle products, makes us a truly unique and engaging destination for luxury shoppers. In the fourth quarter of fiscal 2023 we launched exclusive partnership with Bucherer.

Inventory Management

We utilize our customer data and collaborate with brand partners to assort a highly relevant assortment of products for our customers. The expertise of our buyers and our data help us gauge demand and product architecture to optimize our inventory position. Through analyzing customer feedback and real-time customer purchase behavior, we are able to efficiently predict demand, sizing and colorways beyond the insights of our buyers. This minimizes our portfolio risk and increases our sell-through. As we scale, our buying process will be further enhanced through the growth in our global data repository and our ability to leverage data science as part of the buying process. Additionally, our investments in different facets of our inventory offering fluctuate alongside shifting consumer trends and the fundamental needs of our business.

Investment in our Operations and Infrastructure

As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations, like our investments in the new warehouse in Leipzig, and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner.

Curated Platform Model (CPM)

CPM integrates Mytheresa Group with brand partners’ direct retail operations which provides access to highly desirable products at scale, improves capital efficiency and is accretive to top- and bottom-line. The products are selected by Mytheresa Group out of a much larger brand retail collection. Through the CPM, we are able to directly maintain the customer relationship and manage the fulfilment of the order up to the shipment to the end customer. Early season deliveries are aligned with retail channels. In addition, Mytheresa receives regular in-season replenishment of core as well as seasonal products. The product is delivered to the Mytheresa Group warehouse; however, the inventory is owned by the brand partner until it is delivered to a customer. Unsold merchandise will either be returned to the brand partner by the end of the season or carried forward for the new season. Mytheresa Group acts as an agent, with the CPM platform fees recorded as net sales.

Components of our Results of Operations

Net sales

consist of revenues earned from sales of clothing, bags, shoes, accessories, fine jewelry and other categories through our sites and our flagship retail store and our recently opened men´s store, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. The platform fees originating from the curated

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platform model are also included in our net sales. Revenue is generally recognized upon delivery to the end customer. Changes in our reported net sales are mainly driven by growth in the number of our active customers, changes in average order value, the total number of orders shipped and fees in relation to our curated platform model.

Cost of sales, exclusive of depreciation and amortization

includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging. For CPM revenue, we do not incur cost of sales as the purchase price of the goods sold is borne by the CPM brand partner.

Gross profit

as a percentage of our net sales is referred to as gross profit margin. Gross Profit is equal to our net sales reduced by cost of sales, exclusive of depreciation and amortization. The gross profit margin may fluctuate with the degree of promotional intensity in the industry.

Shipping and payment costs

consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales. General increases are due to a higher share of international sales and a higher share of countries where the company bears all customs duties for the customer, for example in the USA.

Marketing expenses

primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, communication, and development of creative content. We expect marketing expenses to stay stable as a percentage of net sales and GMV in the medium term.

Selling, general and administrative expenses

include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, insurance costs, Share-based compensation expense as well as Other transaction-related, certain legal and other expenses. Although selling, general and administrative expenses will increase as we grow, we expect these expenses to decrease as a percentage of net sales or GMV in the medium term.

Depreciation and amortization

include the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, and amortization of technology and other intangible assets.

Other income (expense), net

principally consists of gains or losses from foreign currency fluctuations, gains or losses on disposal of property, plant, and equipment and other miscellaneous expenses and income.

Finance cost (income), net

in fiscal 2023 and fiscal 2024 consist of our finance costs related to interest expense on our leases as well as on our Revolving Credit Facilities with Commerzbank Aktiengesellschaft (“Commerzbank”) and UniCredit Bank AG (“UniCredit”) (together, our “Revolving Credit Facilities”). As of September 30, 2023 we used €16.4 million cash under the €60.0 million Revolving Credit Facilities.

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Results of Operations

	Three Months Ended

(in € thousands)	September 30, 2022	September 30, 2023

Net sales	175,890	187,779
Cost of sales, exclusive of depreciation and amortization	(88,095)	(107,978)
Gross profit	87,795	79,800
Shipping and payment cost	(24,029)	(28,312)
Marketing expenses	(25,354)	(23,699)
Selling, general and administrative expenses	(37,643)	(38,428)
Depreciation and amortization	(2,547)	(3,396)
Other income, net	926	874
Operating loss	(853)	(13,161)
Finance costs, net	(372)	(1,008)
Loss before income taxes	(1,225)	(14,169)
Income tax (expense) benefit	(2,581)	2,307
Net loss	(3,806)	(11,862)

Percentages are in relation to GMV; Gross Profit and Adjusted Operating income (loss) percentages are in relation to Net Sales.

	Three Months Ended

	September 30, 2022		September 30, 2023

Gross Merchandise Value (GMV)	197,858	100.0%	204,066	100.0%

Net sales	175,890	88.9%	187,779	92.0%
Cost of sales, exclusive of depreciation and amortization	(88,095)	(44.5%)	(107,978)	(52.9%)
Gross profit	87,795	49.9%	79,800	42.5%
Shipping and payment cost	(24,029)	(12.1%)	(28,312)	(13.9%)
Marketing expenses	(25,354)	(12.8%)	(23,699)	(11.6%)
Adjusted Selling, general and administrative expenses	(26,641)	(13.5%)	(29,507)	(14.5%)
Depreciation and amortization	(2,547)	(1.3%)	(3,396)	(1.7%)
Other Income, net	926	0.5%	874	0.4%
Adjusted Operating Income (Loss)	10,149	5.8%	(4,240)	(2.3%)

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Gross Merchandise Value (GMV)

(in € thousands)	Three Months Ended

	September 30, 2022	September 30, 2023	Change Absolute	Change in % / BPs

Gross Merchandise Value (GMV)	197,858	204,066	6,208	3.1%

GMV increased by €6.2 million, or 3.1% from €197.9 million to €204.1 million for the three months ended September 30, 2023 as compared to the three months ended September 30, 2022. For the first quarter of fiscal 2024 GMV growth is primarily due to the fact that we were able to grow active customers on the base of strong customer retention and top customer growth. Nevertheless, the GMV growth for the three months ended September 30, 2023 was affected by overall economic trends, such as inflation, recessionary trends as well as political tension all around the world. GMV indicates the total amount of merchandise that our customers transact on our platform, and it reveals the depth of our customer relationships Seven fashion brands had switched from the wholesale model to CPM as of September 30, 2023 and 2022.

Net sales

(in € thousands)	Three Months Ended
	September 30, 2022	September 30, 2023	Change Absolute	Change in % / BPs

Net sales	175,890	187,779	11,888	6.8%
Gross Merchandise Value (GMV)	197,858	204,066	6,208	3.1%
Net sales percentage of GMV	88.9%	92.0%		310 BPs

Net sales increased from €175.9 million for the three months ended September 30, 2022 to €187.8 million for the three months ended September 30, 2023. In the three months ending September 30, 2023, net sales increase by 6.8%. The higher net sales growth compared to the GMV growth is due to several wholesale brands performing better than individual CPM brands. Performance of CPM brands is only reflected with the commission we receive in net sales. The share of commission from the CPM is below 10% of net sales.

Cost of sales, exclusive of depreciation and amortization

(in € thousands)	Year Ended
	September 30, 2022	September 30, 2023	Change Absolute	Change in % / BPs

Cost of sales, exclusive of depreciation and amortization	(88,095)	(107,978)	(19,884)	22.6%
Percentage of Net sales	(50.1%)	(57.5%)		(740 BPs)
Percentage of GMV	(44.5%)	(52.9%)		(840 BPs)

Cost of sales, exclusive of depreciation and amortization for the three months ended September 30, 2023 increased by €19.9 million, or 22.6%, compared to the three months ended September 30, 2022. The increase during the periods presented resulted mostly from an increase in total orders shipped and a lower gross profit margin achieved on those orders. For the last twelve months, our total orders shipped increased from 1.84 million to 2.0 million, or 10.2%. For three months ended September 30, 2023, cost of sales, exclusive of depreciation and amortization as a percentage of net sales increased from 50.1% to 57.5% compared to the same period in 2022.

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Gross profit

(in € thousands)	Three Months Ended
	September 30, 2022	September 30, 2023	Change Absolute	Change in % / BPs

Gross profit	87,795	79,800	(7,995)	(9.1%)
Percentage of Net sales	49.9%	42.5%		(740 BPs)
Percentage of GMV	44.4%	39.1%		(530 BPs)

For the three months ended September 30, 2023 gross profit was at €79.8 million, a decrease of €8.0 million or 9.1% year-over-year. For that period the gross profit margin in relation to net sales decreased to 42.5% in the three months ended September 30, 2023 compared to the previous fiscal year with 49.9%. This decrease of 740 basis points was mostly due to gross profit margin slippage, an exceptional provision for expected inventory depreciation and financial effects driven mostly by a stronger performance of several wholesale brands in relation to individual CPM brands. We still witness an unusual level of promotions as competitors are trying to balance their inventory levels. Consequently, our full price share in relation to our sale activities continues to be lower than anticipated leading to a decrease in gross profit margin of around 400bps, in line what we saw in the preceding quarters. If certain wholesale brands perform better than individual CPM brands, then the gross margin decreases mathematically as only the commission with CPM brands is accounted for in net sales with a 100% gross profit margin.

Shipping and payment costs

(in € thousands)	Three Months Ended
	September 30, 2022	September 30, 2023	Change Absolute	Change in % / BPs

Shipping and payment cost	(24,029)	(28,312)	(4,283)	17.8%
Percentage of Net sales	(13.7%)	(15.1%)		(140 BPs)
Percentage of GMV	(12.1%)	(13.9%)		(180 BPs)

Shipping and payment costs increased by €4.3 million, or 17.8%, from €24.0 million for the three months ended September 30, 2022 to €28.3 million for the three months ended September 30, 2023. The increase in the shipping and payment cost ratio from 12.1% to 13.9% in the first quarter of FY 24 stems from an increasing share of countries where we pay all the duties for the customer and our growing sales presence outside Europe and a change in our estimate for expected DDP duty drawbacks. Excluding the DDP costs, the shipping and payment cost ratio increased only marginally by 70 bps, from 8.6% to 9.3%. The shipping and payment cost ratio of 13.9% is the same as in the preceding Q4 of fiscal year 2023, and consistent with expectations for the full fiscal year 2024.

Marketing expenses

(in € thousands)	Three Months Ended
	September 30, 2022	September 30, 2023	Change Absolute	Change in % / BPs

Marketing expenses	(25,354)	(23,699)	1,655	(6.5%)
Percentage of Net sales	(14.4%)	(12.6%)		180 BPs
Percentage of GMV	(12.8%)	(11.6%)		120 BPs

Marketing expenses decreased from €25.4 million for the three months ended September 30, 2022 to €23.7 million for the three months ended September 30, 2023.

The marketing cost ratio in relation to net sales and GMV decreased significantly as we reduced promotional activity towards aspirational customers, to focus on continuing our marketing efforts on the most promising new customer acquisition and top customer retention strategies and aligned our marketing efforts with the overall market sentiment.

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Selling, general and administrative expenses

(in € thousands)	Three Months Ended
	September 30, 2022	September 30, 2023	Change Absolute	Change in % / BPs

Selling, general and administrative expenses	(37,643)	(38,428)	(784)	2.1%
Percentage of Net sales	(21.4%)	(20.5%)		90 BPs
Percentage of GMV	(19.0%)	(18.8%)		20 BPs

The total selling, general and administrative (SG&A) expenses increased by €0.8 million from €37.6 million in three months ended September 30, 2022 to €38.4 million in three months ended September 30, 2023. The Mytheresa Group recognized Share-based compensation expense for the three months ended September 30, 2023 of €6.5 million and €9.5 million for the prior period.

The SG&A cost ratio in relation to net sales decreased by 40 BPs and increased by 30 BPs in relation to GMV compared to the previous period.

(in € thousands)	Three Months Ended
	September 30, 2022	September 30, 2023	Change Absolute	Change in % / BPs

Personnel expenses	(30,170)	(31,066)	(895)	3.0%
thereof fulfilment personnel expense	5,587	6,521	934	16.7%
Percentage of Net sales	(17.2%)	(16.5%)		70 BPs
Percentage of GMV	(15.2%)	(15.2%)		0 BPs

General and administrative expenses	(7,473)	(7,362)	111	(1.5%)
Percentage of Net sales	(4.2%)	(3.9%)		30 BPs
Percentage of GMV	(3.8%)	(3.6%)		20 BPs
Selling, general and administrative expenses	(37,643)	(38,428)	(784)	2.1%

(in € thousands)	Three Months Ended
	September 30, 2022	September 30, 2023	Change Absolute	Change in % / BPs

Selling, general and administrative expenses	(37,643)	(38,428)	(784)	2.1%
Share-based compensation (1)	9,544	6,478	(3,066)	(32.1%)
Other transaction-related, certain legal and other expenses (2)	1,458	2,442	984	67.5%
Adjusted SG&A	(26,641)	(29,507)	(2,866)	10.8%
Percentage of Net sales	(15.1%)	(15.7%)		(60 BPs)
Percentage of GMV	(13.5%)	(14.5%)		(100 BPs)

(1)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use including a reconciliation of amounts under our former methodology to our current methodology, see below.

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(2)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

The following table sets forth the reconciliation of our former methodology for adjusting IPO related share-based compensation to our current methodology for adjusting share-based compensation.

	Three Months Ended

(in € thousands)	September 30, 2022	September 30, 2023

IPO related share-based compensation	8,440	4,740
Long-Term Incentive Plan (1)	996	1,670
Supervisory Board Members Plan (1)	108	68
Share-based compensation	9,544	6,478

________________________________________

(1)	Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income has changed. Prior to Q2 of fiscal year 2023, MYT Netherlands Parent B.V. and its subsidiaries (“Mytheresa Group”) only adjusted for share-based compensation expense connected to the IPO. As of fiscal year 2023 we also adjusted for share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expense due to Supervisory Board Members Plans. Therefore, starting with fiscal year 2023, Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have been adjusted for all share-based compensation expense to make the presentation consistent with common practice in the industry and comparable to Mytheresa Group peers. Therefore, Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income in current and prior periods presented have been changed to reflect this consistent presentation. We do not consider share-based compensation expense to be indicative of our core operating performance.

Excluding the Share-based compensation expense and other transaction-related costs, certain legal and other expenses, the adjusted SG&A expenses as a percentage of net sales increased for the three months ended September 30, 2023 from 15.1% to 15.7% compared to the prior year period.

(in € thousands)	Three Months Ended

	September 30, 2022	September 30, 2023	Change Absolute	Change in % / BPs

Personnel expenses	(30,170)	(31,066)	(895)	3.0%
Share-based compensation	9,544	6,478	(3,066)	(32.1%)
Total Personnel expenses excl. SBC	(20,626)	(24,587)	(3,961)	19.2%
Percentage of Net sales	(11.7%)	(13.1%)		(140 BPs)
Percentage of GMV	(10.4%)	(12.0%)		(160 BPs)

The increase in personnel expenses for the three months ended September 30, 2023 is mainly driven by an increase of fulfilment personnel expenses, due to an increase of full time employees Overall, personnel expenses excluding share-based compensation expense as a percentage of net sales increased from 11.7% to 13.1% and for GMV increased from 10.4% to 12.0% for the three months ended September 30, 2023 compared to three months ended September 30, 2022.

Other general and administrative expenses decreased by €0.1 million, from €7.5 million during the three months ended September 30, 2022 to €7.4 million during the three months ended September 30, 2023.

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Depreciation and amortization

(in € thousands)	Three Months Ended
	September 30, 2022	September 30, 2023	Change Absolute	Change in % / BPs

Depreciation and amortization	(2,547)	(3,396)	(849)	33.3%
Percentage of Net sales	(1.4%)	(1.8%)		(40 BPs)
Percentage of GMV	(1.3%)	(1.7%)		(40 BPs)

Depreciation and amortization expenses, increased from €2.5 million for the three months ended September 30, 2022 to €3.4 million for the three months ended September 30, 2023, mostly due to higher depreciation in right of use assets related to the new warehouse in Leipzig, Germany.

Finance income (costs), net

(in € thousands)	Three Months Ended
	September 30, 2022	September 30, 2023	Change Absolute	Change in % / BPs

Interest expenses on revolving credit facilities	(93)	(256)	(163)	174.2%
Interest expenses on leases	(283)	(754)	(471)	166.4%
Total Finance costs	(376)	(1,009)	(633)	168.3%

Other interest income	4	1	(3)	(74.3%)
Total Finance income	4	1	(3)	(74.3%)
Finance costs, net	(372)	(1,008)	(636)	170.7%
Percentage of Net sales	(0.2%)	(0.5%)		(30 BPs)
Percentage of GMV	(0.2%)	(0.5%)		(30 BPs)

Total interest and other expenses on our Revolving Credit Facilities was €0.3 million during the three months ended 2023.

Total interest expense on leases recognized under IFRS 16 was €0.3 million and €0.8 million during the three months ended September 30, 2022 and 2023. The increase is mainly related to the warehouse in Leipzig, Germany.

Other interest income was €0.1 million during the three months ended September 30, 2023.

Income tax expense

(in € thousands)	Three Months Ended
	September 30, 2022	September 30, 2023	Change Absolute	Change in % / BPs

Income tax expense	(2,581)	2,307	4,888	(189.4%)
Percentage of Net sales	(1.5%)	1.2%		270 BPs
Percentage of GMV	(1.3%)	1.1%		240 BPs

Income tax income results mainly from positive IAS 12 current income taxes of €2.7 million. In accordance with tax law, it is anticipated that there will be a positive annual result for fiscal 2024. The resulting positive tax rate will be applied to the negative IFRS result in Q1, leading to tax income.

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Income tax (expense) income include the current income taxes which are calculated based on the respective local taxable income and local tax rules for the period. For further information see Note 10.

Liquidity and Capital Resources

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes, including income taxes. Our capital expenditures consist primarily of investments in our new warehouse in Leipzig, capital improvements to our facilities and headquarters and IT licenses.

Our primary sources of liquidity are cash generated from our operations, available cash and cash equivalents and our Revolving Credit Facilities, which have a combined line of credit of €60 million. We typically draw, if needed, on our Revolving Credit Facilities as a result of seasonal volatility in our business. We have utilized bank borrowings amounting to €16.4 million at quarter-end for working capital purposes from our revolving credit line.

As of September 30, 2023, our cash and cash equivalents were €7.5 million. As of September 30, 2023, approximately 82% of our cash and cash equivalents were held in Germany, of which approximately 4%, 12% and 8% were denominated in British Pounds, U.S. Dollars and Swiss Francs respectively. No other currency held in Germany accounted for more than 20 % of our cash and cash equivalents. Approximately 18% of our cash and cash equivalents were held outside of Germany, with the majority held in the United States in US Dollars and in the United Kingdom in British Pounds.

During the three months ended September 30, 2023, we were in compliance with all covenants for the Revolving Credit Facilities.

Our ability to make principal and interest payments on our Revolving Credit Facilities, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations we believe that our existing cash balances and expected cash flows generated from operations, as well as our financing arrangements under the Revolving Credit Facilities, are sufficient to meet our operating requirements for at least the next twelve months.

The following table shows summary of consolidated cash flow information for the three months ended September 30, 2022 and 2023:

	Three Months Ended September 30,

(in € thousands)	2022 (unaudited)	2023 (unaudited)

Consolidated Statement of Cash Flow Data:
Net cash outflow from operating activities	(19,866)	(33,317)
Net cash outflow from investing activities	(5,092)	(3,107)
Net cash change from financing activities	(667)	13,740

Net cash (outflow) inflow from operating activities

During the three months ended September 30, 2023, net cash flow from operating activities decreased by €13.5 million to a cash out flow of €33.3 million, as compared to a cash outflow of €19.9 million for the three months ended September 30, 2022. The decrease of €13.5 million was caused primarily by an increase of inventory by €27 million.

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Net cash outflow from investing activities

Cash outflow in investing activities were €5.1 million and €3.1 million for the three months ended September 30, 2022 and 2023, respectively. This change results from € 2.1 million increase of office equipment and other investments done for the warehouse in Leipzig.

Net cash (outflow) inflow from financing activities

Net cash outflow for financing activities during the three months ended September 30, 2022 was €1 million, as compared to an inflow of €13.7 million for the three months ended September 30, 2023. The change results from the use of the revolving credit facilities of €16.4 million.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We do not expect that interest rates will have a material impact on our results of operations.

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pound Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pound Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses. Approximately 90% of our purchases are denominated in Euros and approximately 95% of our employees are located in Germany or other Eurozone countries.

To reduce our foreign currency exposure risk, we hedge our foreign currency exposure in five major currencies, including the U.S. Dollar and Pound Sterling. Our hedging strategy does not eliminate our foreign currency risk entirely and our hedging contracts typically have a duration of less than one year.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see our consolidated financial statements.

LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.

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